09057198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lakeshore Securities L.P.

OFFICIAL USE ONLY
FIRM ID NO.

PROCESSED
MAR 11 2009
THOMSON REUTERS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South LaSalle St. - Suite #1000,
(No. and Street)

Chicago (City) | Illinois (State) | 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Gannon | 312-663-1307 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 **(Address)** | Chicago **(City)** | Illinois **(State)** | 60606-3392 **(Zip Code)**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mr. Mark Gannon , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lakeshore Securities L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
12th day of February 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Mark E Gannon
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Partners
Lakeshore Securities L.P.

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. (the Partnership) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lakeshore Securities L.P. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 19, 2009

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	3,378,861
Certificate of deposit		1,026,705
Securities owned, on deposit		1,299,976
Receivable from broker-dealers		2,848,312
Exchange memberships, at cost (fair value $3,500,000)		450,000
Other assets		48,321
Total assets	$	9,052,175
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	321,462
Due to partners		1,435,600
Total liabilities		1,757,062
Partners' capital		
General partners		6,346,748
Limited partners		948,365
Total partners' capital		7,295,113
Total liabilities and partners' capital	$	9,052,175

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Lakeshore Securities L.P. (a limited partnership) (the Partnership) is a registered broker-dealer and a member of the Chicago Board Options Exchange, Inc. and Options Clearing Corporation. The Partnership is also registered as an introducing broker with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (the NFA) and the Chicago Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Recognition: Securities transactions and the related brokerage revenue and expense are recorded on trade date.

Securities Owned: Securities owned are valued at fair value based on quoted market prices.

Exchange Memberships: Exchange memberships are held for operating purposes and are carried at cost. Exchange memberships in excess of what is required for membership privileges are carried at fair value based on quoted prices.

Income Taxes: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

Recent Accounting Pronouncement: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Partnership will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Partnership to accrue for losses it believes are probable and can be reasonably estimated. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Reclassification: Certain amounts previously reported have been reclassified to conform to the current year presentation.

Note 2. Fair Value of Financial Instruments

Effective January 1, 2008, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Partnership. Unobservable inputs are inputs that reflect the Partnership's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of inputs as follows:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level l include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Partnership to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

In determining fair value, the Partnership separates its valuation methodologies by two broad investment categories: cash instruments and derivative instruments.

Cash Instruments: Cash investments such as U.S. Treasury bills and securities and contracts traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy. For such investments, the Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership may hold a large position and a sale could reasonably impact the quoted price.

Instruments that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy. The Partnership considers certificates of deposit to be short-term cash investments with a maturity date of less than six months. Such investments are not actively traded and therefore are classified within the level 2 fair value hierarchy. The Partnership does not invest in cash investments that are traded infrequently and therefore, having no price transparency (including private equity investments, certain corporate bank loans and distressed debt instruments), which are all classified within Level 3 of the fair value hierarchy.

Derivative Instruments: Derivative instruments can be exchange-traded or over-the-counter (OTC). Exchange-traded derivative instruments typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not.

Note 2. Fair Value of Financial Instruments, *Continued*

OTC derivative instruments are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For OTC derivatives that trade in liquid markets (such as generic forwards, swaps and options) where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy. The Partnership does not invest in Level 3 derivative instruments, which trade in less liquid markets with limited pricing information.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Description	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Certificate of deposit	$ -	$ 1,026,705	$ -	$ 1,026,705
Securities owned, on deposit U.S. Treasury bills	1,299,976	-	-	1,299,976
	$ 1,299,976	$ 1,026,705	$ -	$ 2,326,681

Note 3. Securities Owned

The Partnership has U.S. Treasury bills in the amount of $1,299,976 on deposit with a clearing organization as a guarantee deposit with maturity dates through February 19, 2009.

Note 4. Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2008 consists of:

Brokerage receivable	$ 2,689,881
Cash on deposit at clearing broker	158,431
	$ 2,848,312

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

Note 5. Commitments and Contingencies

The Partnership has a lease for office space expiring June 30, 2011. The minimum rental commitments for the years ending December 31, 2009, 2010, and 2011 are $52,330, $53,900 and $27,348, respectively.

The Partnership is a member of an exchange. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. In general, the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. The Partnership has not recorded any contingent liability in the financial statements for this guarantee and management believes that any potential requirement to make payments under this guarantee is remote.

Note 5. Commitments and Contingencies, *Continued*

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

Note 6. Related Parties

In addition to the memberships owned, the Partnership leases seats from certain of its partners and an employee on a month-to-month basis, based on the value of the seats.

Note 7. Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

The Partnership, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques. At year-end, there were no open option positions.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk: The receivable from broker-dealers and cash on deposit at clearing broker represent a concentration of credit risk resulting from the Partnership's brokerage activity. In addition, cash and cash equivalents and certificate of deposit include bank deposits of approximately $4,155,566 in excess of federally insured amounts. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker, broker-dealers and banks with which it conducts business and does not anticipate nonperformance by these counterparties.

Note 9 Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the Securities and Exchange Commission (SEC) and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Partnership is required to maintain "net capital" of 2 percent of combined "aggregate debits" or $250,000, whichever is greater, as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined. Also, the Partnership, as a clearing member of the Options Clearing Corporation, is required to maintain net capital of $2,000,000 (Rule 302(a)).

Net capital and net capital requirements change from day to day, but at December 31, 2008, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of approximately $5,149,000 and $2,000,000, respectively. The net capital rule may effectively restrict partner withdrawals.

END